Exhibit 99.3

March 7, 2022

1351693 B.C. LTD.

Suite 1700 Park Place

666 Burrard Street

Vancouver, British Columbia

V6C 2X8, Canada

Dear Sirs/Madams:

Re:	Voting Support Agreement

For purposes of this Voting Support Agreement (the “Agreement”), capitalized terms not defined herein shall have the meaning ascribed to such term in the Arrangement Agreement.

I, the individual whose name is set forth on the signature page attached to this Agreement (the “Shareholder”), understand that Intertape Polymer Group Inc., a Canadian corporation (the “Company”) and 1351693 B.C. LTD., a British Columbia corporation (“Purchaser” or “you”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of the Company pursuant to Section 192 of the Canada Business Corporations Act, which will result in Purchaser acquiring all of the issued and outstanding common shares in the capital of the Company (the “Shares”). I am, or one of my Affiliates or associates is, the registered or beneficial owner of such number of Shares (the “Holder Shares”) and other rights (together with the Holder Shares, the “Subject Securities”) to acquire Shares as set forth on the signature page attached to this Agreement.

I hereby agree, solely in my capacity as securityholder of the Company and not in my capacity as an officer or director of the Company:

(a)

to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the Subject Securities entitled to vote, and any other such securities of the Company directly or indirectly acquired by or issued to the undersigned securityholder after the date hereof (including without limitation any Shares issued upon further exercise of options or other rights to purchase Shares), if any, (i) in favour of the Arrangement and any other matter necessary for the completion of the Arrangement (including all matters related to the Arrangement recommended by management of the Company) at the Company Meeting, and (ii) against any proposed action or agreement which could reasonably be expected to adversely affect, materially delay or interfere with the completion of the Arrangement;

(b)

to cause to be counted as present for purposes of establishing quorum and to vote (or to cause to be voted) all of the Subject Securities entitled to vote against any resolution or transaction which would in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated thereby;

(c)	not to exercise any rights of dissent in connection with the Arrangement.

Notwithstanding any provision of this Agreement to the contrary, you hereby agree and acknowledge that I am executing this Agreement and am bound hereunder solely in my capacity as a securityholder of the Company. Nothing contained in this Agreement shall limit or affect any actions I may take in my capacity as a director or officer of the Company, limit or restrict in any way the exercise of my fiduciary duties as director or officer of the Company including, without limitation, responding in my capacity as a director or officer of the Company to an Acquisition Proposal and making any determinations in that regard in the exercise of my fiduciary duties, and no such action shall constitute a breach of this Agreement.

I hereby represent and warrant that (a) I am, or one of my Affiliates or associates is, the sole registered and/or beneficial owner of the Subject Securities, with good title thereto free of any and all encumbrances and demands of any nature or kind whatsoever, and I have the sole right to vote (in the case of Shares) and sell (in the case of transferable Subject Securities) all of the Subject Securities, (b) except for the Arrangement Agreement, this Agreement and the clawback provisions of any relevant equity incentive plan of the Company, no person has any agreement or option, or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the undersigned securityholder or the applicable holder of any of the Subject Securities or any interest therein or right thereto, and (c) the only securities of the Company beneficially owned or controlled, directly or indirectly, by the undersigned securityholder on the date hereof are the Subject Securities (other than securities that are not entitled to acquire Shares).

Prior to the Company Meeting, I agree not to option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any sale, repurchase agreement or other monetization transaction with respect to any of the Subject Securities, or any right or interest therein (legal or equitable), to any Person or group of Persons or agree to do any of the foregoing, in each case without the prior written consent of the Purchaser. Nothing in this Agreement will prohibit the undersigned securityholder from, directly or indirectly, selling, transferring, pledging or assigning or agreeing to sell, transfer, pledge or assign any of the Subject Securities or any interest therein, following the Company Meeting.

I consent to details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, Purchaser or any of their respective Affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement and this Agreement being made publicly available, including by filing on the System for Electronic Document Analysis and Retrieval (SEDAR) and the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR). Except as required by Law or applicable stock exchange requirements or as otherwise permitted by this Agreement, I will not, and will ensure that my associates and Affiliates do not, make any public announcement or public statements with respect to the transactions contemplated by this Agreement and the Arrangement Agreement without the prior written approval of Purchaser.

This Agreement shall terminate and be of no further force and effect upon the earlier of (a) the termination of the Arrangement Agreement in accordance with its terms, (b) Purchaser, without the prior written consent of the undersigned securityholder, decreases the Purchase Price, (c) Purchaser, without the prior written consent of the undersigned securityholder, changes the form of consideration set out in the Plan of Arrangement (other than to add additional consideration), (d) the mutual agreement in writing of the undersigned securityholder and Purchaser or (e) the Effective Time.

This Agreement and all Proceedings arising in whole or part under or in connection herewith shall be interpreted, construed, performed, governed and enforced by and in accordance with the Laws of the Province of Quebec and the federal Laws of Canada applicable therein without giving effect to any principle of conflict of law that would require or permit the application of the Law of another jurisdiction.

Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the Superior Court of Quebec, Commercial Division, located in the City of Montreal or, only if such court does not accept or have jurisdiction, such other court of competent jurisdiction located in the City of Montreal, in respect of any Proceeding arising out of or relating to this Agreement, the documents referred to in this Agreement, or the transactions contemplated hereby or thereby, and each hereby waives, and agrees not to assert, as a defense, by motion or otherwise, in any such Proceeding that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and each of the parties irrevocably agrees that it is the intention of each such party that all claims with respect to such Proceeding shall be heard and determined in such a court.

This Agreement may be executed by electronic signatures and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this Agreement where indicated below and returning the same to the undersigned securityholder, upon which this Agreement as so accepted shall constitute a legal, valid and binding agreement among us.

[Signature page follows.]

Yours truly,

By:
(Signature)

(Print Name)

, Director
(Name and Title)

Address:

c/o Intertape Polymer Group Inc., 9999 Cavendish Blvd., Suite 200, Ville Saint-Laurent, Quebec H4M 2X5, Canada

(Number of Common Shares)

(Number of Company Options)

(Number of Company DSUs)

Accepted and agreed on this 7th day of March, 2022.

1351693 B.C. LTD.

By:
Name:
Title: